Exhibit 12

CONSOLIDATED EARNINGS RATIOS

The following table sets forth, for the years and periods indicated, the Company’s ratios of:

•                  Consolidated earnings to fixed charges.

•                  Consolidated earnings to fixed charges before interest credited on investment products.

	For The Year Ended December 31,
	2011	2010	2009	2008(3)	2007
Ratio of Consolidated Earnings to Fixed Charges (1)	1.5	1.4	1.4	0.9	1.4
Ratio of Consolidated Earnings (Losses) to Fixed Charges Before Interest Credited on Investment Products(2)	6.5	6.2	11.3	(0.2)	6.9

(1)  Protective Life calculates the ratio of “Consolidated Earnings to Fixed Charges” by dividing the sum of income (loss) from continuing operations before income tax (BT), interest expense (which includes an estimate of the interest component of operating lease expense) (I) and interest credited on investment products (IP) by the sum of interest expense (I) and interest credited on investment products (IP).   The formula for this ratio is: (BT+I+IP)(I+IP).  Protective Life continues to sell investment products that credit interest to the contractholder.  Investment products include products such as guaranteed investment contracts, annuities, and variable universal life interest credited insurance policies.  The inclusion of interest credited on investment products results in a negative impact on the ration of earnings to fixed charges because the effect of increases in interest credited to contractholders more than offsets the effect of the increase in earnings.

(2)  Protective Life calculates the ratio of “Consolidated Earnings (Losses) to Fixed Charges Before Interest Credited on Investment Products” by dividing the sum of income (loss) from continuing operations before income tax (BT) and interest expense (I) by interest expense (I).  The formula for this calculation, therefore, would be: (BT+I)/I.

(3)  For the year ended December 31, 2008, additional income required to achieve a 1:1 ratio coverage was $86.4 million.

Computation of Consolidated Earnings Ratio

	For The Year Ended December 31,
	2011	2010	2009	2008(1)	2007
	(Dollars In Thousands, Except Ratio Data)
Computation of Ratio of Consolidated Earnings (Losses) to Fixed Charges
Income (Loss) from Continuing Operations before Income Tax	$511,951	$387,267	$425,034	$(86,373)	$395,956
Add Interest Expense(2)	93,797	73,841	41,411	72,154	66,707
Add Interest Credited on Investment Products	993,574	972,806	993,245	1,043,676	1,010,944
Earnings before Interest, Interest Credited on Investment Products and Taxes	$1,599,322	$1,433,914	$1,459,690	$1,029,457	$1,473,607
Earnings before Interest, Interest Credited on Investment Products and Taxes Divided by Interest expense and Interest Credited on Investment Products	1.5	1.4	1.4	0.9	1.4
Computation of Ratio of Consolidated Earnings (Losses) to Fixed Charges Before Interest Credited on Investment Products
Income (Loss) from Continuing Operations before Income Tax	$511,951	$387,267	$425,034	$(86,373)	$395,956
Add Interest Expense(2)	93,797	73,841	41,411	72,154	66,707
Earnings (Losses) before Interest and Taxes	$605,748	$461,108	$466,445	$(14,219)	$462,663
Earnings (Losses) before Interest and Taxes Divided by Interest Expense	6.5	6.2	11.3	(0.2)	6.9

(1)  For the year ended December 31, 2008, additional income required to achieve a 1:1 ratio coverage was $86.4 million.

(2)  Interest expense primarily relates to interest on our non-recourse funding obligations.